Exhibit 21.1

dick clark productions, inc.
Subsidiaries & Affiliates

dick clark film group, inc.
dick clark features, inc.
dick clark presentations, inc.
dick clark media archives, inc.
dick clark company music, inc.
dick clark restaurants, inc.
C & C Joint Venture
Match Productions
dick clark corporate productions, inc.
geviderm, inc.
Metcalf Restaurants, inc.
Reno Entertainment, Inc.
Dick Clark's American Bandstand Club
Buckeye Entertainment, Inc.
Hoosier Entertainment, Inc.
Kenwood Entertainment